Exhibit 99
	For Release:	November 3, 2014
	Investor Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

NEWS

ALLETE, Inc. reports third quarter earnings of 97 cents per share
Company projects year-end earnings to be in the upper end of its guidance range

DULUTH, Minn. - ALLETE, Inc. (NYSE:ALE) today reported third quarter 2014 earnings of 97 cents per share on net income of $41.6 million and revenue of $288.9 million, compared to earnings of 63 cents, net income of $25.2 million and revenue of $251 million in the third quarter a year ago.

Compared with a year ago, earnings increased due to cost recovery revenue related to a major wind energy expansion and an environmental retrofit to Minnesota Power’s largest electric generating unit, and also because of a change in the quarterly timing of a conservation improvement incentive. An $8.7 million state Conservation Improvement Program (CIP) financial incentive recorded in the third quarter increased from $7.1 million in 2013, when the incentive was booked in the fourth quarter.

“These strong financial results are a direct result of our capital investments in renewable energy, environmental improvements and conservation,” said ALLETE Chairman, President and Chief Executive Officer Alan R. Hodnik. “Our Bison Wind Energy expansion in North Dakota and the Boswell Energy Center retrofit now underway make up a significant share of an annual capital expenditure budget that’s the largest in our company’s history.”

Quarterly revenue for the Regulated Operations segment rose by $29.4 million due to higher cost recovery revenue, the CIP incentive, and higher electricity sales. Electric sales increased almost five percent in the quarter compared to last year, with sales to industrial customers increasing by about one percent. Sales to other power suppliers increased over 37 percent compared to last year, reflecting Minnesota Power selling a portion of its output from the Square Butte plant to Minnkota Power. Partially offsetting the higher revenue were higher operating expenses. Net income for the segment increased $16.6 million from the same period in 2013.

The Investments and Other segment includes solid financial performance from ALLETE Clean Energy, which acquired three wind farms earlier this year. The third quarter of 2013 included gains on sales of securities.
Quarterly earnings were diluted by seven cents per share due to the increased issuance of common shares needed to fund major capital improvements.

Hodnik said the company now expects its year-end 2014 earnings to be in the upper end of its stated guidance range of $2.75 to $2.95. He noted that the earnings guidance excludes 3 cents per share of costs recorded in the first quarter related to the ALLETE Clean Energy acquisition, and a second quarter non-recurring 6 cents per share charge associated with an EPA settlement.

ALLETE will host a conference call and webcast at 10 a.m. Eastern Time this morning to discuss details of its quarterly financial performance. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through November 5, 2014 by calling
(855) 859-2056, pass code 16959429.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns BNI Coal in Center, N.D., ALLETE Clean Energy, based in Duluth, and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013

Operating Revenue	$288.9	$251.0	$846.1	$750.4

Operating Expenses
Fuel and Purchased Power	88.9	80.5	268.7	245.7
Operating and Maintenance	105.7	102.7	340.6	311.2
Depreciation	33.5	29.4	99.5	86.3
Total Operating Expenses	228.1	212.6	708.8	643.2

Operating Income	60.8	38.4	137.3	107.2

Other Income (Expense)
Interest Expense	(13.2)	(12.7)	(39.5)	(37.8)
Equity Earnings in ATC	5.3	4.9	15.6	15.1
Other	2.1	3.3	6.0	7.5
Total Other Expense	(5.8)	(4.5)	(17.9)	(15.2)

Income Before Non-Controlling Interest and Income Taxes	55.0	33.9	119.4	92.0
Income Tax Expense	13.4	8.7	27.1	20.3
Net Income	41.6	25.2	92.3	71.7
Less: Non-Controlling Interest in Subsidiaries	—	—	0.4	—
Net Income Attributable to ALLETE	$41.6	$25.2	$91.9	$71.7

Average Shares of Common Stock
Basic	42.9	39.8	42.1	39.4
Diluted	42.9	39.9	42.3	39.5

Basic Earnings Per Share of Common Stock	$0.97	$0.63	$2.18	$1.82
Diluted Earnings Per Share of Common Stock	$0.97	$0.63	$2.17	$1.81

Dividends Per Share of Common Stock	$0.49	$0.475	$1.47	$1.425

Consolidated Balance Sheet
Millions - Unaudited

	Sept. 30,	Dec. 31,		Sept. 30,	Dec. 31,
	2014	2013		2014	2013
Assets			Liabilities and Shareholders’ Equity
Cash and Cash Equivalents	$150.5	$97.3	Current Liabilities	$286.8	$230.2
Other Current Assets	207.3	209.7	Long-Term Debt	1,289.2	1,083.0
Property, Plant and Equipment - Net	3,121.5	2,576.5	Deferred Income Taxes	509.7	479.1
Regulatory Assets	277.1	263.8	Regulatory Liabilities	103.1	81.0
Investment in ATC	120.7	114.6	Defined Benefit Pension & Other Postretirement Benefit Plans	116.8	133.4
Other Investments	116.4	146.3	Other Non-Current Liabilities	231.6	127.2
Other Non-Current Assets	74.4	68.6	Shareholders’ Equity	1,530.7	1,342.9
Total Assets	$4,067.9	$3,476.8	Total Liabilities and Shareholders’ Equity	$4,067.9	$3,476.8

	Quarter Ended		Nine Months Ended
ALLETE, Inc.	September 30,		September 30,
Income (Loss)	2014	2013	2014	2013
Millions
Regulated Operations	$41.2	$24.6	$92.6	$73.0
Investments and Other	0.4	0.6	(0.7)	(1.3)
Net Income Attributable to ALLETE	$41.6	$25.2	$91.9	$71.7
Diluted Earnings Per Share	$0.97	$0.63	$2.17	$1.81

Statistical Data
Corporate
Common Stock
High	$51.56	$54.14	$52.73	$54.14
Low	$44.39	$45.78	$44.39	$41.39
Close	$44.39	$48.30	$44.39	$48.30
Book Value	$34.37	$31.60	$34.37	$31.60

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	244	259	891	864
Commercial	369	379	1,097	1,091
Municipals	203	242	643	741
Industrial	1,911	1,894	5,515	5,508
Total Retail and Municipal	2,727	2,774	8,146	8,204
Other Power Suppliers	751	547	2,082	1,748
Total Regulated Utility	3,478	3,321	10,228	9,952
Non-regulated Energy Operations	28	26	92	90
Total Kilowatt-hours Sold	3,506	3,347	10,320	10,042

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipals
Residential	$26.4	$26.1	$92.4	$86.0
Commercial	34.9	33.4	100.8	95.9
Municipals	14.6	17.7	45.6	50.0
Industrial	117.8	107.8	337.7	317.9
Total Retail and Municipals	193.7	185.0	576.5	549.8
Other Power Suppliers	31.2	21.1	84.9	65.8
Other	30.9	20.3	88.2	68.0
Total Regulated Utility Revenue	$255.8	$226.4	$749.6	$683.6

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.